Dean Heller
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz
Entity # C24988-2003
Document Number: 20050293651-83
Date Filed:
7/29/2005 10:28:15 AM
In the office of: /s/ Dean Heller Dean Heller Secretary of State

Important: Read attached instructions before completing form.                                                                                             ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1.	Name of corporation:

BECOMING ART INC.

2.	The articles have been amended as follows (provide article numbers, if available):

FIRST ARTICLE:

THE NAME OF THE CORPORATION IS: OXFORD MEDIA, INC.

***ADDITIONAL AMENDMENTS ARE ATTACHED HERETO.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 70.08%*

4.	Effective date of filing (optional): July 29, 2005 (must not be later than 90 days after the certification is filed)

5.	Officer Signature (required): /s/ Thomas Hemmingway

* if any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.                                                                                               Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

ATTACHMENT TO
CERTIFICATE OF AMENDMENT
Becoming Art Inc.
(Pursuant to NRS 78.385 and 78.390)

Fourth.  A. Authorized Stock. The total number of shares of stock the Corporation shall have authority to issue is (i) 100,000,000 shares of common stock, $0.001 par value per share (“Common Stock”); and, (ii) 1,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

B. Common Stock. The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions in respect of the Common Stock of this Corporation.

1. General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

2. Voting. Except as otherwise provided by law, in this Certificate or by the resolution or by resolutions of the Board of Directors providing for the issue of any series of the Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of Directors and for all other purposes, each holder of the Common Stock being entitled to one vote for each share held. There shall be no cumulative voting.

3. Dividends.  Subject to all of the rights of the Pre-ferred Stock or any series thereof, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefore, divi-dends payable in cash, stock or otherwise.

4. Liquidation.  Except as otherwise provided herein or by the resolution or resolutions of the Board of Directors providing for the issue of any series of the Preferred Stock, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the holders of the Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for such payment in full shall have been set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Preferred Stock.

C. Preferred Stock. This Certificate hereby vests the Board of Directors of the Corporation with the authority to also have this Corporation issue Preferred Stock from time-to-time in one or more series and in such amounts as may be determined by the Board of Directors, but in no event in excess of the number of shares authorized in this Certificate. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock.

D. No Preemptive Rights. Unless otherwise determined by the Board of Directors, holders of the Stock of the Corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the Corporation, nor to any right of subscription thereto.